UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

MDS Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

55269P302
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,477,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,477,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,477,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,477,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,477,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,477,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,477,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

7,477,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,477,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,278,130

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,278,130

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,278,130

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,198,870

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,198,870

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,198,870

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.
No change.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that Obrem Capital Offshore Master, L.P. may be deemed to beneficially own is $77,305,809 (CAD).  The total cost for the Shares that Obrem Capital (QP), L.P. may be deemed to beneficially own is $57,835,570 (CAD).

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 9, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons' desire to discuss the Issuer’s business, other strategic and financial considerations and the Reporting Persons’ recommendations to increase permanent shareholder value.

On May 15, 2008, the Reporting Persons met with the Board and discussed the Reporting Persons’ view that shares of the Issuer remain significantly undervalued and near-term steps that the Reporting Persons believe should be taken in order to create permanent shareholder value.

On June 25, 2008, the Reporting Persons delivered a letter to the Board expressing the Reporting Persons' desire to maintain a dialogue with the Board and calling on the Issuer to increase shareholder value.  The June 25, 2008 letter also set forth specific actions that the Reporting Persons believed the Issuer and its Board should consider in order to increase shareholder value.  A copy of the letter sent to the Board dated June 25, 2008 was attached as Exhibit B to the Schedule 13D Amendment 2 filed on June 26, 2008 (the "Letter").

The Reporting Persons continue to believe the Shares are undervalued and that proactive steps are needed in order to allow the trading price of Shares to reflect the fair market value of the Issuer’s business segments.  As described in detail in the Letter: (i) the Reporting Persons believe the Issuer should partially or fully separate its business segments; (ii) the Reporting Persons believe the Issuer should undertake a large share repurchase program while Shares trade at current levels; and (iii) the Reporting Persons call on members of management and the Board to increase their personal holdings of Shares in order to align their interests more closely with those of other shareholders.

In addition to the actions set forth above, in connection with their investment in the Shares the Reporting Persons may engage in additional communications with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 7,477,000 Shares or 6.1% of the Shares of the Issuer, based upon the 122,036,150 Shares outstanding as of April 30, 2008, according to the Issuer's most recent Interim Report.  As of the date hereof, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 4,278,130 Shares or 3.5% of the Shares of the Issuer. As of the date hereof, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 3,198,870 Shares or 2.6% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,477,000 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,278,130 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,198,870 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,477,000 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,278,130 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,198,870 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into agreements with several credit counterparties relating to cash settled equity swaps (the “Swap Agreements”) relating to the Issuer’s common shares.  The Swap Agreements provide the Reporting Persons with economic exposure to approximately 1.7% of the Issuers’ issued and outstanding common shares.  These agreements do not confer on the reporting persons any direct or indirect voting or dispositive control of any of the Issuer’s common shares.  The Reporting Persons disclaim any beneficial ownership over any of the Issuer’s common shares as a result of being a party to the Swap Agreements.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2008
(Date)

Obrem Capital Management, LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                    Exhibit A

AGREEMENT

The undersigned agree that this amended Schedule 13D dated July 29, 2008, relating to the Common Stock, no par value, of MDS Inc. shall be filed on behalf of the undersigned.

July 29, 2008
(Date)

Obrem Capital Management, LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

7/8/2008	Common Stock, no par value	42,030.00	15.701000
7/8/2008	Common Stock, no par value	30,570.00	15.701000
7/9/2008	Common Stock, no par value	42,030.00	15.592000
7/9/2008	Common Stock, no par value	30,570.00	15.592000
7/10/2008	Common Stock, no par value	42,030.00	15.146000
7/10/2008	Common Stock, no par value	30,570.00	15.146000
7/11/2008	Common Stock, no par value	42,030.00	14.874000
7/11/2008	Common Stock, no par value	23,160.00	14.694000
7/11/2008	Common Stock, no par value	2,890.00	14.941000
7/11/2008	Common Stock, no par value	30,570.00	14.874000
7/11/2008	Common Stock, no par value	16,840.00	14.694000
7/11/2008	Common Stock, no par value	2,110.00	14.941000
7/14/2008	Common Stock, no par value	42,030.00	14.624000
7/14/2008	Common Stock, no par value	30,570.00	14.624000
7/15/2008	Common Stock, no par value	42,030.00	14.073000
7/15/2008	Common Stock, no par value	30,570.00	14.073000
7/16/2008	Common Stock, no par value	42,030.00	14.391000
7/16/2008	Common Stock, no par value	30,570.00	14.391000
7/17/2008	Common Stock, no par value	42,030.00	14.619000
7/17/2008	Common Stock, no par value	30,570.00	14.619000
7/18/2008	Common Stock, no par value	42,030.00	14.756000
7/18/2008	Common Stock, no par value	30,570.00	14.756000
7/21/2008	Common Stock, no par value	42,030.00	14.298000
7/21/2008	Common Stock, no par value	30,570.00	14.298000
7/22/2008	Common Stock, no par value	41,740.00	14.278000
7/22/2008	Common Stock, no par value	30,360.00	14.278000
7/23/2008	Common Stock, no par value	42,320.00	14.421000
7/23/2008	Common Stock, no par value	30,780.00	14.421000
7/24/2008	Common Stock, no par value	42,030.00	14.632000
7/24/2008	Common Stock, no par value	30,570.00	14.632000
7/25/2008	Common Stock, no par value	42,030.00	14.545300
7/25/2008	Common Stock, no par value	30,570.00	14.545300

Transactions – Obrem Capital Offshore Master, L.P.
Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

7/8/2008	Common Stock, no par value	42,030.00	15.701000
7/9/2008	Common Stock, no par value	42,030.00	15.592000
7/10/2008	Common Stock, no par value	42,030.00	15.146000
7/11/2008	Common Stock, no par value	42,030.00	14.874000
7/11/2008	Common Stock, no par value	23,160.00	14.694000
7/11/2008	Common Stock, no par value	2,890.00	14.941000
7/14/2008	Common Stock, no par value	42,030.00	14.624000
7/15/2008	Common Stock, no par value	42,030.00	14.073000
7/16/2008	Common Stock, no par value	42,030.00	14.391000
7/17/2008	Common Stock, no par value	42,030.00	14.619000
7/18/2008	Common Stock, no par value	42,030.00	14.756000
7/21/2008	Common Stock, no par value	42,030.00	14.298000
7/22/2008	Common Stock, no par value	41,740.00	14.278000
7/23/2008	Common Stock, no par value	42,320.00	14.421000
7/24/2008	Common Stock, no par value	42,030.00	14.632000
7/25/2008	Common Stock, no par value	42,030.00	14.545300

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

7/8/2008	Common Stock, no par value	30,570.00	15.701000
7/9/2008	Common Stock, no par value	30,570.00	15.592000
7/10/2008	Common Stock, no par value	30,570.00	15.146000
7/11/2008	Common Stock, no par value	30,570.00	14.874000
7/11/2008	Common Stock, no par value	16,840.00	14.694000
7/11/2008	Common Stock, no par value	2,110.00	14.941000
7/14/2008	Common Stock, no par value	30,570.00	14.624000
7/15/2008	Common Stock, no par value	30,570.00	14.073000
7/16/2008	Common Stock, no par value	30,570.00	14.391000
7/17/2008	Common Stock, no par value	30,570.00	14.619000
7/18/2008	Common Stock, no par value	30,570.00	14.756000
7/21/2008	Common Stock, no par value	30,570.00	14.298000
7/22/2008	Common Stock, no par value	30,360.00	14.278000
7/23/2008	Common Stock, no par value	30,780.00	14.421000
7/24/2008	Common Stock, no par value	30,570.00	14.632000
7/25/2008	Common Stock, no par value	30,570.00	14.545300

SK 25940 0001 905862